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                                                                    EXHIBIT 99.2

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                    MAXCOM TELECOMMUNICACIONES, S.A. DE C.V.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         IN ACCORDANCE WITH MEXICAN GAAP

                 (Amounts expressed in Millions of Mexican Pesos with Purchasing Power as of December 31, 2005)

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
                                                2005        2004         2003         2002         2001
                                             ---------   ---------    ---------    ---------    ---------
Income (Loss) Before Income Tax                (44,633)   (104,334)    (385,079)    (819,336)    (719,316)

Determination of the Ratio
Fixed charges:
Interest expense                                81,986      28,915       24,216      234,673      510,046
Interest capitalized during period                 371         283           86          903        6,740
Rental expense                                  12,262       6,799       10,631       16,698       14,838
Debt issuance costs                                 --          --           --           --           --
                                             ---------   ---------    ---------    ---------    ---------

   Total fixed charges:                         94,619      35,997       34,934      252,274      531,624
                                             ---------   ---------    ---------    ---------    ---------

Earnings:
Income (loss) from continuing operations       (44,633)   (104,334)    (385,079)    (819,336)    (779,316)
Fixed charges                                   94,619      35,997       34,934      252,274      531,624
Less:  interest capitalized during period         (371)       (283)         (86)        (903)      (6,740)
Debt issuance costs                                 --     (17,084)          --           --           --

   Total earnings:                              49,615     (85,704)    (350,231)    (567,966)    (254,432)
                                             ---------   ---------    ---------    ---------    ---------

Ratio of Earnings to Fixed Charges               (0.52)      (2.38)      (10.03)       (2.25)       (0.48)

INSUFFICIENCY                                   45,004     121,701      385.165      820,240      786,056
                                             =========   =========    =========    =========    =========
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